August 17, 2010

Carlos Yuste
Director
City of London Investment Management Company Limited
The Barn
1125 Airport Road
Coatesville, PA 19320

      Re: <u>City of London Investment Group PLC, *et al.* (File No. 812-13813)</u>

Dear Mr. Yuste:

      By letter dated August 17, 2010, you requested that the above-referenced submission under the Investment Company Act of 1940 be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

      Sincerely,

      Janet M. Grossnickle
      Assistant Director

cc: Richard Cohen (via facsimile)